Exhibit 99.21

NexTech Launches New 3D Google Ads Platform

New York, NY Toronto, ON– March 14, 2019 – NexTech AR Solutions (the “Company” or “NexTech”) (OTC: NEXCF) (CSE: NTAR) (FSE:N29) today announced it has launched new 3D augmented reality (“AR”) solutions for brands to create immersive ad experiences for consumers. With this launch of 3D advertising options for Google, following the launch of its 3D advertising solutions for Facebook, NexTech continues to build out the AR industry’s first end-to-end platform for both brands and online retailers looking for 3D AR/AI business solutions.

Click for Demo 3D Ad

Brands and retailers can implement NexTech’s 3D AR ads through a few simple lines of Web AR embed codes, providing the versatility to create interactive ads that are compatible with all major ad networks, including Google Ad Network and Doubleclick (DFP). Brands can publish 3D ads, which are cross-browser and cross-device capable, from the same assets utilized to create Web AR images with no additional work required, other than building the ad itself. The 3D models can then be spun, enlarged, and interacted with directly by the consumer within the ad itself. Split-testing by Sketchfab-branded 3D ads versus traditional static ads bears out just how dramatically engagement can improve, showing a 633% increase in sign-up conversions and a 376% increase in click-through rates.

“We are excited to offer the AR industry’s first end-to-end solution for advertisers and brands from the creation of 3D assets, online 3D display ads, online 3D product views, 3D shopping experiences, and ultimately the purchasing of goods all in a frictionless and seamless 3D environment. Our solutions work incredibly well and provide the rich product experience online shoppers are craving more and more when making online purchasing decisions,” said Evan Gappelberg, CEO of NexTech.

eMarketer forecasted last year that digital ads will account for 50% of total eCommerce ad spending by 2020, at more than $357 billion. NexTech, through its continued push for innovation, is well-positioned to grow alongside the largest ad platforms in the world.

NexTech’s 3D ads enable a consumer to experience products for themselves while shopping online, from any angle and with rich, true rendering. Providing consumers the ability to fully review an item for size, shape, color and fit before purchasing online can ultimately lead to greater revenues and reduced returns for online retailers.

According to last year’s IAB Internet Advertising Revenue Report, the 2017 global digital advertising market grew 21% to $88 billion in 2017 with Facebook and Google contributing to 90% of the growth. NexTech now offers innovative and engaging 3D AR advertising experiences for both platforms, positioning the Company to quickly penetrate the growing market.

The company is continuing to develop its new business pipeline, targeting high-growth verticals such as eCommerce, Education & Training, and Live Streaming & Telepresence, with an initial focus on the global retail eCommerce market, projected to reach $4.8 trillion in 2021, according to Statistica. Recent research has shown that 40% of online shoppers would be willing to pay more for a product if they could experience it through AR, while 71% of shoppers indicated they would shop at a brand more often if it offered AR experiences.

About NexTech AR Solutions Corp.

NexTech is bringing a next generation web enabled augmented reality (AR) platform with Artificial Intelligence (AI) and analytics using a xAPI to the Cannabis industry, eCommerce, education, training, healthcare and video conferencing. Having integrated with Shopify, Magento and Wordpress its technology offers eCommerce sites a universal 3D shopping solution. With just a few lines of embed code, the company’s patent-pending platform offers the most technologically advanced 3D-AR, AI technology anywhere. Online retailers can subscribe to Nextechs state of the art, 3D-AR/AI solution for $79/mo. The company has created the AR industries first end-to-end affordable, intelligent, frictionless, scalable platform.

For further information, please contact:

Evan Gappelberg

Chief Executive Officer

info@nextechar.com

Media contact:

Erin Hadden

FischTank Marketing and PR

ehadden@fischtankpr.com

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be”, “looking forward” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of NexTech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. NexTech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.